June 10, 2009

Robert E. Rout
Senior Executive Vice President
S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, Pennsylvania 15701

Re: S&T Bancorp, Inc.
    Form 10-K for fiscal year ended December 31, 2008
    File number 0-12508

Dear Mr. Rout :

        We have completed our review of your Form 10-K and have no further comments.

        Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

                                                Sincerely,

                                                Christian Windsor
                                                Special Counsel